Exhibit 99.8

NICE Actimize Enhances Sales Practices & Suitability Solution with
Flexible Client Review Models and Investigative Tools

Wealth management firms can automate investment suitability, streamline householding processes and reduce investigation time by up to 70 percent

Hoboken, N.J., February 20, 2019 – As regulatory bodies around the world step up enforcement of investment suitability regulations to ensure firms and advisors are properly managing investor wealth, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has further enhanced its Sales Practices & Suitability solution with new flexible client review models and investigative tools. These new models and investigative tools enable firms to align compliance programs with changing business models to better serve customer needs, while also driving down costs by automating investment suitability compliance processes.

Using the NICE Actimize Sales Practice & Suitability solution’s new flexible client review capabilities, firms can easily manage client risk across a household, while meeting business needs and suitability obligations. Clients benefit from optimized portfolio performance and better breakpoint discounts; and firms benefit by being able to align compliance with changing business models so they can manage risk more effectively and better serve customer needs.

“While assessing client risk holistically at the household level is an increasingly popular method for managing wealth, it’s not without challenges,” said Chris Wooten, Executive Vice President, NICE. “Today, most compliance operations struggle to see the complete picture of a client’s holdings because their legacy technology cannot link, aggregate and analyze accounts at the household level. Firms also have to rely on analysts to manually pull and correlate data from different systems, which is costly, cumbersome, error-prone and risky. Or they resort to expensive in-house solutions which fall short of the mark. The newest enhancements to NICE Actimize’s Sales Practices & Suitability solution address these challenges.”

How does the NICE Actimize Sales Practices & Suitability solution work? First, financial services organizations determine the ‘house holding’ structure that best meets their business needs, and then maps those structures to the client review model. The solution then automatically finds connected accounts and compiles accurate investment profiles for households in seconds. Analytics are run at the household level and alerts are generated when risk thresholds are breached.

NICE Actimize ActOne Automates Investigations
Additionally, with the native integration of Sales Practices & Suitability used in combination with NICE Actimize’s ActOne case management platform, investigation time can be reduced by up to 70 percent. ActOne applies automation and intelligence to the compliance investigation process. Robotics automate repetitive, manual investigative tasks, while policy-driven workflows guide analysts through each action they need to take. Analysts can also use ActOne to collaborate with team-members, escalate cases, upload documents and notes, and share detailed findings, resulting in significantly streamlined investigations.

ActOne provides a unified platform and focal point for compliance personnel to manage a wide range of alerts and cases related to regulatory compliance issues and financial crimes. For example, an analyst can automatically correlate sales practices analytics and related communications to verify that investor protection guidelines around risk disclosure were met.

“As wealth management firms change their business models to adapt to new customer demands, compliance is playing catch up,” added Wooten. “NICE Actimize’s latest enhancements make this transition easier. Firms can reduce the cost of compliance through automation, eliminate burdensome manual processes, meet their obligations to regulators, and better manage client risk on a more holistic level to encourage lifelong customer relationships, all while building a robust bullet-proof suitability compliance program.”

For additional information on NICE Actimize’s Sales Practices & Suitability solution, please click here.
For more information on NICE Compliance solutions, you may also email NICE at compliance@nice.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.